

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Patricia Gruden
Interim Chief Executive Officer
Nuvilex, Inc.
1907 N Underwood Ct
Payson, AZ 85541

>   **Re: Nuvilex, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed September 15, 2010**
>   **File No. 333-68008**

Dear Ms. Gruden:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Vanessa Robertson
Staff Accountant